Exhibit 99.1

Nova CEO to Present at the Redchip Metals & Mining Webinar and Emerging Growth Conference

Melbourne, Australia, December 8, 2025 - Nova Minerals Limited (“Nova” or the “Company”) (NASDAQ: NVA) (ASX: NVA) (FRA: QM3) is pleased to provide an opportunity for its shareholders, investors, and the broader market to attend two live webinars as detailed below.

This interactive online event will feature Nova’s Chief Executive Officer Christopher Gerteisen, who will share the latest developments from the Company’s Estelle Gold and Critical Minerals Project in Alaska, one of North America’s largest undeveloped gold assets with a multi-million-ounce resource and significant growth potential. Following the recent US$43.4 million award from the Department of War, the presentation will also outline Nova’s strategy to advance its antimony assets, fast-tracking production to establish the United States’ first fully domestic, integrated antimony supply chain based in Alaska.

At the conclusion of the presentation there will be an opportunity for attendees to ask questions.

A copy of the Company’s latest updated presentation can be found at the link below

https://novaminerals.com.au/wp-content/uploads/2025/12/LATEST-WEBSITE-VERSION-December-2025-Investor-Presentation-.pdf

Redchip Companies Webinar

Time:	1.00pm US EST Wednesday 10 December 2025
5.00am Australian EDT Thursday 11 December 2025

Registration:	To register for the free webinar, please visit:
https://www.redchip.com/webinar/redchip/85823325098

Questions:	Questions may be submitted in advance to NVA@redchip.com or asked online during the live event.

Emerging Growth Conference Webinar

Time:	1.45pm US EST Thursday 11 December 2025
5.45am Australian EDT Friday 12 December 2025

Registration:	To register for the free webinar, please visit:
https://goto.webcasts.com/starthere.jsp?ei=1717093&tp_key=e9cb5d164a&sti=nva

Questions:	Questions may be submitted in advance to Questions@EmergingGrowth.com or asked online during the live event.

If attendees are not able to join the events live on the day of the webinars, an archived webcast will also be made available on the Company’s website.

About Nova Minerals Limited

Nova Minerals Limited is a Gold, Antimony and Critical Minerals exploration and development company focused on advancing the Estelle Project, comprised of 514 km2 of State of Alaska mining claims, which contains multiple mining complexes across a 35 km long mineralized corridor of over 20 advanced Gold and Antimony prospects, including two already defined multi-million ounce resources, and several drill ready Antimony prospects with massive outcropping stibnite vein systems observed at surface. The 85% owned project is located 150 km northwest of Anchorage, Alaska, USA, in the prolific Tintina Gold Belt, a province which hosts a >220 million ounce (Moz) documented gold endowment and some of the world’s largest gold mines and discoveries including, Kinross Gold Corporation’s Fort Knox Gold Mine. The belt also hosts significant Antimony deposits and was a historical North American Antimony producer.

Further discussion and analysis of the Estelle Gold and Critical Minerals Project is available through the interactive Vrify 3D animations, presentations and videos all available on the Company’s website. www.novaminerals.com.au

Forward Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on Nova Minerals Limited’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the section titled “Risk Factors” in the final prospectus related to the public offering filed with the Securities and Exchange Commission. Forward-looking statements contained in this announcement are made as of this date, and Nova Minerals Limited undertakes no duty to update such information except as required under applicable law.

For Additional Information Please Contact

Investor Relations:

Dave Gentry, CEO

RedChip Companies, Inc.

Phone: 1-407-644-4256

Email: NVA@redchip.com

Craig Bentley

Director of Finance & Compliance & Investor Relations

E: craig@novaminerals.com.au

M: +61 414 714 196